PARAMOUNT RESOURCES LTD.
Calgary, Alberta

August 28, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES CLOSING OF DEBT FINANCING

Paramount Resources Ltd. (TSX:POU) ("Paramount") has closed its previously announced US$150 million Term Loan B Facility (the "Facility"). The Facility was syndicated to institutional investors located primarily in the United States and Canada. UBS Securities LLC acted as sole arranger, bookrunner and syndication agent in the arrangement of the Facility.

The Facility was drawn down in full at closing. The proceeds were used to repay all of the outstanding indebtedness under Paramount's existing revolving credit facility and will otherwise be used for general corporate purposes.

The Facility has a six year term with no scheduled amortization prior to maturity. The Facility is secured by a pledge of all of Paramount's common shares of North American Oil Sands Corporation (the “NAOSC Shares”) and is required to be prepaid with the net proceeds received from any sale or other disposition of all or any part of the NAOSC Shares. Paramount may, at its option, prepay all or part of the indebtedness under the Facility prior to its maturity. Optional and mandatory prepayments made within one year bear a premium of 2% of the principal being prepaid, and any such prepayments made after one year but before two years bear a premium of 1% of the principal being prepaid. There is no premium for prepayments made after the second year.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount holds securities in North American Oil Sands Corporation and Trilogy Energy Trust as well as a 100% working interest in certain oil sands leases in the Surmont area of Alberta. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

FOR FURTHER INFORMATION PLEASE CONTACT:

Paramount Resources Ltd.
J.H.T. (Jim) Riddell
President and Chief Operating Officer
(403) 290-3600
(403) 262-7994 (FAX)

or

Paramount Resources Ltd.
B.K. (Bernie) Lee
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (FAX)